SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated December 10, 2013, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated December 10 2013, the Company has reported that through subsidiaries, has subscribed shares of Dolphin Fund Ltd. ("Dolphin") for the amount of USD 4,5 million.

The Company also reports that its subsidiary Tyrus S.A. has renewed a loan with Dolphin for an amount of USD 6,0 million for a period of  90 days at a rate Libor (1 month) + 150bps (Annual Nominal Rate), in which Tyrus S.A. in the lender and Dolphin is the borrower.

Furthermore and in accordance with the Chapter III of the Rules of the Comisión Nacional de Valores, and Article 110 subsection h) of the Capital Market Law No. 26,831, the Company has requested the authorization of the Audit Committee for the aforementioned transaction; in that sense the Audit Committee has issued an opinion without any objections with respect the aforesaid transaction.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
December 13, 2013